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Exhibit (a)(1)(C)


                                  May 23, 2001

Dear Colleagues:

After considerable research and analysis of a multitude of alternatives and regulations, we have developed a stock option revitalization program that may provide you with an opportunity to gain value from some of your existing stock options. As you know, we as a company are philosophically committed to the concept of employees as owners, and in light of the recent stock market volatility, we felt it appropriate to offer this program. At the end of this letter you will find hyperlinks to important documents on our intranet which explain the program in greater detail.

Through this voluntary program, you may surrender for cancellation effective July 5, 2001 some or all of your existing stock options priced at $20.00 per share or higher. Provided that you remain an active employee of the company, Superior will grant you a new option, based on the formula set forth below, for shares of our common stock exercisable at Fair Market Value, as determined on the date of grant. The new option will be granted on or about six months and one day after the date of surrender. This waiting period between the surrender of your existing options and the grant of the new options is essential to avoid detrimental accounting consequences as is explained in supporting documents sent to you and posted on our intranet. The new option shares will vest at a rate of 10% per quarter over two and a half years. The number of shares of common stock subject to new options granted under this program will be as follows:

- one share of common stock under the new option for every three shares of common stock under an existing option that has an exercise price equal to or greater than $20.00 and less than $30.00 per share;

- one share of common stock under the new option for every four shares of common stock under an existing option that has an exercise price equal to or greater than $30.00 and less than $40.00 per share;

- one share of common stock under the new option for every five shares of common stock under an existing option that has an exercise price equal to or greater than $40.00 per share.

TO TAKE PART IN THIS PROGRAM AND SURRENDER YOUR EXISTING OPTIONS, YOU MUST ELECTRONICALLY SIGN THE LETTER OF TRANSMITTAL WHICH IS AVAILABLE BY CLICKING ON THE HYPERLINK AT THE END OF THIS LETTER BEFORE THE EXPIRATION OF THIS OFFER AT 5:00 P.M. EASTERN TIME ON JULY 5, 2001. Again, this is a voluntary program. You may choose not to surrender any options; or you may surrender some options; or you may choose to surrender all eligible options. However, if you decide to take part in this offer, we encourage you to please return the electronically signed Letter of Transmittal to us as soon as possible before the expiration date. The Letter of Transmittal is available by clicking the link below and contains your stock option grant history. To help better illustrate how this program

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will work, an example is included herein.

Please take the time to carefully read the documents and instructions related to this offer which have been delivered to you and posted on our intranet. We realize that these materials may appear quite lengthy, but all the supporting documents are legally and substantively necessary for you to make an informed decision on whether to take part in this program. We recommend that you start by carefully reviewing the Summary Term Sheet which provides an abridged breakdown of the key points of this option exchange program. The other supporting documents we recommend you review include the complete Offer to Exchange and the Letter of Transmittal. If you have any questions about the offer, please contact Ed Dodge by email at ed_dodge@superiorconsultant.com. While we believe that this program may provide you with an opportunity to gain value from stock options that have significantly higher exercise prices than current Fair Market Value, we strongly encourage you to consult with your own personal financial advisor before making a decision.


Sincerely,



Richard D. Helppie, Jr.
Chief Executive Officer




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Example:

1. Mary Doe currently holds 1,250 stock options as follows: 250 shares at $16.00, 200 shares at $24.750, 200 shares at $29.125, 300 shares at $35.750 and 300 shares at $41.720.

2. 1,000 of Mary's shares are above $20.00 and therefore eligible for surrender on July 5, 2001. Mary wishes to surrender all 1,000 eligible shares, and she completes and submits the Letter of Transmittal by July 5, 2001.

3. Effective July 5, 2001, Mary's 1,000 stock options which were tendered for exchange are officially cancelled.

4. On January 7, 2002, Mary is an active employee of Superior, and she receives a stock option grant for 269 option shares, priced at Fair Market Value. Mary now holds options on 519 shares (including the 250 shares which were not eligible for surrender).


     --------------------------------------------------------------------------
     #OPTIONS              PRICE/SHARE          SURRENDER
     SURRENDERED                                FORMULA         #NEW OPTIONS
     --------------------------------------------------------------------------
         200                 $24.750              3:1                 67
     --------------------------------------------------------------------------
         200                 $29.125              3:1                 67
     --------------------------------------------------------------------------
         300                 $35.750              4:1                 75
     --------------------------------------------------------------------------
         300                 $41.720              5:1                 60
         ---                                                          --
     --------------------------------------------------------------------------
         1,000                                                        269
         -----                                                        ===
     --------------------------------------------------------------------------



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